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                                 Filed by VitalCom Inc.
                                 Pursuant to Rule 425 Under the
                                 Securities Act of 1933
                                 And Deemed Filed Pursuant to Rule
                                 14a-12 Under the Securities
                                 Exchange Act of 1934
                                 Subject Company: VitalCom Inc. (Commission File No. 000-27588)


FORWARD LOOKING STATEMENTS

Except for the historical information presented, the matters discussed in this communication include forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include those described in Data Critical's and VitalCom's respective periodic filings with the SEC including their respective annual reports on Form 10-K, quarterly reports on Form 10-Q and Data Critical's registration statement on Form S-1 that was declared effective on November 8, 1999. Copies of Data Critical's and VitalCom's respective public disclosure filings with the SEC are available from their respective investor relations departments.


                            DATA CRITICAL CORPORATION
                              HOST: MICHAEL SINGER
                          MARCH 13, 2001/12:30 P.M. CST

MODERATOR         Thank you sir. Ladies and gentlemen at this time we will begin the question and answer session. Our first question comes from Darren Mahoula with Piper Jaffrey, please go ahead with your question.

D. MAHOULA        Hey guys. I'm sure you've had some early discussion with
                  partners out there. Can you give us some detail as to the reaction from the partners, particularly those that could be OEM partners for the VitalCom product?

J. BROWN How are you doing? This is Jeff. Yes we've had some cursory discussions, I think, or preliminary discussions with a number of our partners. You might think we would do that as part of this notification process and I think the upshot of that was there was a lot real positive feedback on this front. I think there is a real recognition that VitalCom's developed something very, very unique and very innovative in this frequency hopping technology that they have in 608 to 614 band so I think there was a lot of interest in this from the OEM side.

D. MAHOULA        Okay and your sales force over the past year on the hospital side has gone much more away from direct towards OEM. I know
                  VitalCom has been more focused on direct sales. Do you expect this to turn into more of an OEM sales going forward? Or still have a component of direct?

J. BROWN I think what you'll see, Darren, is that we're going to take the best of both of those models. VitalCom has had a traditional strong OEM presence as well and

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                  we expect to expand that out through some of our other
                  channels and partnerships as well as continuing on with their efforts.

D. MAHOULA        Okay and what do you really see the market doing over the next couple years with this new wireless band that's coming down?
                  Could you give us a little bit more color on that?

F. SAMPLE         This is Frank; actually we're pretty excited about this. As we said in our statement, this is a single event in the sense that with the air waves becoming more and more crowded there was absolutely a necessity to create a protected medical band so that patients with higher acuity have reasonable signals being sent to some area where they can be monitored in a reasonable kind of a fashion. And so all of the hospitals in the country are going to have to take a look at this change to this new band or to something different over the next few years based on the fact that HDTV as well as LAN mobile communications are going to be crowding into those spaces which were once traditionally utilized by everybody in health care. So we're seeing a great movement in that particular area, a lot of interest, a lot of press is going in that area.
                  So I think what you'll see is a movement to something other than to what hospitals are currently transmitting in over the next three years.

D. MAHOULA        Okay, and Michael can you just give us some color as to how this will affect cash burn going forward this year?

M. SINGER         Well, obviously I think what you'll see is is the combined company, Darren, allows on a pro forma basis if you use the two companies put together, roughly, $26 million. Obviously I think the transaction will close toward the end of Q2 and certainly Q3 will be a significantly transitional quarter. We internally are still very optimistic about where we'll be in Q4 and from an operating cash flow are very positive on that front.

D. MAHOULA        And then just lastly, you talked about looking at the revenue model going forward and my understanding is that VitalCom has traditionally been on a license sale. Were you talking about looking at the revenue model or were you talking about looking at potentially changing from a license sale to more of a lease or subscription sale or are you just talking about being more conservative with revenue recognition?

J. BROWN It's a couple things. First of all on the revenue recognition, I think that the clarity on that is simply that we will be looking at conforming our policies and so I think that we want to alert the investing public that there may be some differences and so therefore we'll be evaluating it. In terms of how we sell our current product, that current product will remain as is. We'll continue on, obviously, with our current Medtronic and Agilent relationships and we'll obviously be looking to take some of those relationships and use those as a means to distribute some of the VitalCom product. VitalCom continues to have and will have a direct sales force that will go directly to hospitals and that will be a direct sales channel.


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D. MAHOULA        Okay, thanks guys.

M. SINGER         Thanks, Darren.

MODERATOR         Our next questions comes from Seth Frank with AG Edwards,
                  please go ahead with your question.

S. FRANK Good morning guys. A quick couple follow-ups here, with regard to the band changes that you've talked about and carving out this piece for health care. When you go into the hospital and maybe Frank or whoever wants to address this, but who's going to evolve the czar, if you will, to drive that with Y2K. It was sort of obviously throughout the hospital but other than the FCC pulling this aside and it sort being out there. Where is sort of the emanation going to evolve for this and is there going to be fear of risk of possible litigation or whatever it might ... I'm just trying to get a sense of adoption and what's going to drive, are people going to be concerned that you have these high acuity patients and their not on the clear band, it's not being transmitted through the right band and that might drive it. Any thoughts on that?

F. SAMPLE         Yes, actually, Seth. This is Frank. There are quite a number of thoughts on that. First of all, as you aptly put out, somebody is responsible for risks. Typically chief medical officer and certainly a CEO are going to be concerned about being able to effectively monitor multiple patients in the hospital.

                  Second point I'd make is recently with, let's say, in the past year we did a survey of chief medical officers of 30 major health care institutions around the country and all of them see, obviously, acuity in hospitals growing larger. In fact most of them see in the next four to five years almost every patient in an acute care center will be monitored at some point during their admittance. That offers a heck of an opportunity, particularly with the fact that you're going to want to have great transmission for these people and allow them to be mobile. So we see several things that are going to help up there.

                  Lastly, I would say that again, if you think about 608 to 614, that's only 6 mega-hertz. In the traditional telemetry area that probably means that you could realistically monitor less than 200 patients if utilizing traditional technology. As we stated before, we have technology that will allow the monitoring of far more patients than that, so we think that that creates a phenomenal opportunity for the Data Critical organization.

S. FRANK Great. That's helpful. Then the other question that I had was really with regard to existing customer overlap and it's obviously pretty wide open because both companies are relatively early in their penetration of the larger hospital market but can you talk about where there's any overlap and sort of as you see the selling strategy evolving from a cross sale perspective, the types of institutions qualitatively that you would be approaching. Are they more these larger ..., Jewish type facilities, like here in St. Louis or some of the smaller community hospitals? Can you address that?


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R. ERNEST         Yes, this is Richard Ernest, Seth. One of the attractive
                  pieces of this merger, in fact, is because we don't have very much overlap at all amongst our customers and indeed our markets. We believe that there will be a lot of cross-referencing, cross-selling, particularly through our partners to take advantage of the good relationships that we had with our customers and that VitalCom has with theirs. So we don't see the channel conflict that you would typically see in one of these mergers. In fact, I think there's a tremendous amount of opportunity to cross-sell back and forth.

                  Now it remains to be seen what's going to be the right mechanism to do that. We'll certainly discover that and look at that over the next 60 to 90 days as we figure out how these two companies work together more closely. But I'm very excited about the opportunities now.

S. FRANK And then on the sale for VitalCom products, historically, this is a board approval type sale where the primary customers, CIO unlike Data Critical or do I have that incorrect?

F. SAMPLE         This is Frank. Actually the CIO in some cases will get
                  involved, but primarily our focus is on the chief medical officer, the chief nursing officer, the chief financial officer and the chief operating officer. Those are the people that are trying to balance risk, productivity, patient flow, revenue into the hospital and taking costs out of the hospital. Obviously, quality of care is an extremely important piece. So those are the people that will typically get involved in the decision making process when you're talking about a centralized kind of an approach when people are going to spend seven figures for a system which is typically what we're going in with.

S. FRANK So it's typically a board approval type scenario for the historical product?

F. SAMPLE         It really all depends on the institution but in some cases it does go to the board.

S. FRANK And then what's the implementation cycle and sales cycle, sort of the latest data you have for the core product and how's that going to change with the newer pieces rolling out that Michael alluded to?

F. SAMPLE         That's actually an excellent question. Traditionally our sales cycle is some 12 to 18 months, but because of this introduced medical band everybody's looking to this because they recognize the risk is going to be transferred from the vendor to the hospital if they aren't in the protected medical band.
                  So as a consequence people are at least throwing a lot of lines in the water to see what's happening. In the last two sales that we made it was like between six and nine months sales cycle and both of those were in excess of $1 million.
                  And we're seeing a number of others popping up in our pipeline that would look like about a similar sort of sales cycle. We see that as a definite benefit as to how we're going to be moving forward.


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S. FRANK          An implementation cycle sort of the ranges on that and the average bed size is for the institutions you're in now. Is there an average or is it all over the map.

F. SAMPLE         Actually one of the good things about what we do and the way we do it is assuming there aren't any problems with the hospital, we can install a system in between 60 and 90 days depending on how large and how they want to phase that in. And so we're very comfortable with that piece. In some cases if they also look for us to put the infrastructure in for 802.11 technologies so that they can have a complete wireless strategy, which is a benefit of dealing business with the new
                  Data Critical. In that particular case it might take a little bit longer but in most cases I would say 60 to 90 days is what we'll be able to accomplish.

S. FRANK Is there any recurring piece to this from a maintenance or service perspective in terms of the existing sale?

F. SAMPLE         Yes there is. One of the benefits that clients gain from our system is the fact that we more software based than others in the marketplace. So as a consequence most all of our new customers, for sure, are all signing up for three year software agreements and our existing customers are moving toward that model, too, as they upgrade to the patient platform.

S. FRANK Great. And just a couple of miscellaneous ... financial questions. Do you have basic, pro forma basic share account?

F. SAMPLE         Yes, the pro forma share count is 17 million.

S. FRANK          Was that diluted?

F. SAMPLE         Yes.

S. FRANK Okay. And then do you anticipate that there's going to be some in process R&D charges here and more over are there any other previous investments Data Critical's made in some of the enterprise products that would be written down?

M. SINGER         That's an excellent question, Seth. With this being a brand spanking new technology we are quite optimistic that there will be some in process R&D that we'll be taking into account and will obviously offset the goodwill and I would encourage you to do your own financial due diligence on the levels of goodwill.

S. FRANK Okay and then finally in terms of gross margins, just looking at the two companies, knowing what you said earlier about changes and revenue recognition and all that impacting those kind things. Is there any hardware being manufactured at all on the VitalCom side?

M. SINGER         There is hardware and software.

S. FRANK Is the hardware pass through or is there any manufacturing sort of like you guys make the...


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M. SINGER         There is, without a doubt, direct manufacturing.

S. FRANK Okay and is that a possible opportunity for synergies and/or change in strategy?

M. SINGER         Yes.

S. FRANK          Okay. Thank you for your help.

M. SINGER         Thanks Seth.

MODERATOR         Our next question comes from Mike Klulow with UBS Warburg, please go ahead with your question.

M. KLULOW         Hi guys, I guess the limit on questions is 12 or 13? I'll be brief since Seth got all my questions, but Frank, can you give us a feel for your product line and how it differs from Staff
                  View and Alarm View. Just compare and contrast.

F. SAMPLE         I guess the short version would be something like this, as it was stated earlier Staff View and Alarm View. Let's take Staff
                  View; it's more focused on, what we'll call, departmental systems or sub-sections of hospitals, whereas we're looking for a whole enterprise approach, so it's a very different sales cycle where one sells for upwards of $80,000 the other one sells for upwards of $1 million. So very, very different buying cycles and determinations as well. If you think about what VitalCom does is we take information, not only from our own patient worn monitors but taking information, vital information, from a variety of manufactured devices bringing it into a central location and distributing that in a variety of different ways whether it's over the Internet, whether it's tubes sitting in someone's office, whether it's hand held devices, so it's a systemized kind of approach and typically address the whole enterprise. Not only in the tertiary care center but as well with any ancillary areas that the hospital might have. Those would be a couple of the primary differences that I would see.

M. KLULOW         And is it fair to say that that sales cycle is longer than simply going in and selling a certain department.

M. SINGER         It would seem that the more money you ask for the longer it takes for people to consider purchase.

M. KLULOW         Right.

M. SINGER         And having said that I want to reiterate something I said
                  before which is there are times in centralized, I'm pretty excited about it, there are times in a centralized approach, an enterprise-wide approach that having something like Staff
                  View or Alarm View would be a nice add on and we will be able to employ that, so we see an opportunity of being able to go back and sharing this with our existing customers as a nice add on to what they already have and there are times when that will be extremely attractive, particularly at some of the remote locations.


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M. KLULOW         Okay and with this merger/acquisition are you guys the only game in town in terms of wireless patient monitoring?

F. SAMPLE         Let me take a shot at that. I'd say that with this transaction
                  I would never, ever put it that way but I would say that we do have a very strong position in the hospitals.

M. KLULOW         Well put. And then on the revenue recognition, Michael, are you guys more or less aggressive in terms of your revenue recognition versus VitalCom?

M. SINGER         I'd love to give you a direct yes or no and so forth but let me give you where I think there are some differences to be more specific. There are some differences in the way that contracts are written. And as a result the revenue recognition policies are to some extent different. And so therefore I would hate to say that one is more or less aggressive than the other. What I would tell you is that there are some obvious differences and we will be looking for conformity, Mike.

M. KLULOW         Okay. So does VitalCom recognize revenues over a longer period of time?

M. SINGER         In general, VitalCom has been recognizing revenues and I think these are more major contracts that have differing mechanisms for revenue recognition. As you might recall in our historic model, which we had a direct model, we no longer have that direct model, but let me tell you what we used to do historically at Data Critical. When it was direct we took the very conservative position for our business model that we would only recognize upon installation. The contracts were very, very simple. With a broader more expensive system the contracts are a little more involved and there are some different components to the contract that in fact under gap there was certainly the very significant argument that can be made that there can be revenue recognized potentially before full installation.

M. KLULOW         Okay and one last quick question. The number of shares that you paid for VitalCom? If I can just get that figure?

M. SINGER         It's 5 million shares roughly. 5,021,320.

M. KLULOW         Okay, great thanks.

MODERATOR         There are no further questions at this time. Please continue with your closing remarks.

M. SINGER         Just like to thank everybody for listening. We will obviously have a subsequent conference call as stated in the next month or so to provide more formal financial guidance and would like to thank everybody for listening. Thanks.

MODERATOR         Ladies and gentlemen this concludes the Data Critical
                  Corporation's conference call. If you would like to listen to a replay of today's conference please dial 800-405-2236 followed by access number 306058. Thank you for participating.
                  You may now disconnect.



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                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         Data Critical plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Data Critical and VitalCom expect to mail a Joint Proxy Statement/Prospectus to stockholders of Data Critical and VitalCom containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Data Critical, VitalCom, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained:

         o from Data Critical by directing a request by mail or telephone to Investor Relations, Data Critical Corporation, 19820 North Creek Parkway, Suite 100, Bothell, WA 98011, (425) 482-7000.

         o from VitalCom by directing a request by mail or telephone to VitalCom, Investor Relations, 15222 Del Amo Ave., Tustin, CA 92780,
           (714) 546-0147

         In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Data Critical and VitalCom file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Data Critical or VitalCom at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Data Critical's and VitalCom's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER.

         VitalCom will be, and certain of VitalCom's directors and executive officers may be, soliciting proxies from VitalCom stockholders in favor of the adoption of the merger agreement. In addition, Data Critical will be, and certain of Data Critical's directors and executive officers may be, soliciting proxies from Data Critical stockholders in favor of the adoption of the merger agreement. The directors and executive officers of VitalCom and the directors and executive officers of Data Critical may be deemed to be participants in VitalCom's and Data Critical's solicitation of proxies.

         The directors and executive officers of VitalCom and Data Critical have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of VitalCom and Data Critical generally. For a description of such interests and a list of each company's directors and executive officers, please see the call script filed with the SEC pursuant to Rule 425 by Data Critical on March 13, 2001.


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